Exhibit 99.2

OPERA LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: OPRA)

Notice of Annual General Meeting

to be held on December 9, 2021
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the 2021 annual general meeting (the “AGM”) of Opera Limited (the “Company”) will be held as a virtual meeting on December 9, 2021, at 14:00 Central European Time. No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs.

The Board of Directors of the Company has fixed the close of business on November 8, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof. Due to the continuing effects of the COVID-19 pandemic, the AGM will be a virtual meeting. Those interested in attending may request call-in details by email to investor-relations@opera.com.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at https://investor.opera.com/sec-filings.

By Order of the Board of Directors,
OPERA LIMITED

/s/ Yahui Zhou
Yahui Zhou
Chairman of the Board

November 4, 2021